UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             Manugistics Group, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.002 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    565011103
                                    ---------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  565011103              13G                          Page 2 of 9 pages

--------------------------------------------------------------------------------
1        Name of Reporting Person                 General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                1,828,648
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           1,828,648

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,828,648

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      6.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             00

--------------------------------------------------------------------------------

CUSIP NO.  565011103              13G                          Page 3 of 9 pages

--------------------------------------------------------------------------------
1.   Name of Reporting Person             General Atlantic Partners 26, L.P.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box            (a) [X]
     if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                1,828,648
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           1,828,648

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,828,648

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      6.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  565011103              13G                          Page 4 of 9 pages

--------------------------------------------------------------------------------
1.       Name of Reporting Person             General Atlantic Partners 50, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                1,828,648
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           1,828,648

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,828,648

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      6.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  565011103              13G                          Page 5 of 9 pages

--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP Coinvestment Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     New York

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                1,828,648
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           1,828,648

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,828,648

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      6.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  565011103              13G                          Page 6 of 9 pages

Item 1.

         (a) Name of Issuer

             Manugistics Group, Inc.

         (b) Address of Issuer's Principal Executive Offices

             2115 East Jefferson Street
             Rockville, MD 20852

Item 2.

         (a) Names of Persons Filing

             General Atlantic Partners, LLC ("GAP")
             General Atlantic Partners 26, L.P. ("GAP 26")
             General Atlantic Partners 50, L.P. ("GAP 50")
             GAP Coinvestment Partners, L.P. ("GAPCO" and, collectively with GAP, GAP 26 and GAP 50, the "Reporting Persons")

         (b) Address of Principal Business Office

             c/o General Atlantic Service Corporation
             3 Pickwick Plaza
             Greenwich, CT 06830

         (c) Citizenship

             GAP - Delaware
             GAP 26 - Delaware
             GAP 50 - Delaware
             GAPCO - New York

         (d) Title of Class Securities

             Common Stock, par value $.002 per share (the "Shares")

         (e) CUSIP Number

             565011103

CUSIP NO.  565011103              13G                          Page 7 of 9 pages

Item 3.  This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).

Item 4. As of September 28, 1998, GAP, GAP 26, GAP 50 and GAPCO each owned of record no Shares, 1,036,870 Shares, 509,313 Shares and 282,465 Shares, respectively, or 0%, 3.9%, 1.9% and 1.1%, respectively, of the issued and outstanding Shares. The general partner of GAP 26 and GAP 50 is GAP. The managing members of GAP are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe, Peter
         L. Bloom, Franchon M. Smithson and William E. Ford (collectively, the "GAP Managing Members"). By virtue of the fact that GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of September 28, 1998, each of the Reporting Persons may be deemed to own beneficially an aggregate of 1,828,648 Shares or 6.9% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,828,648 Shares that may be deemed to be owned beneficially by each of them.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

CUSIP NO.  565011103              13G                          Page 8 of 9 pages


Item 8.  Identification and Classification of Members of the Group

         See Item 4.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.  565011103              13G                          Page 9 of 9 pages


                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of September 28, 1998.

                                 GENERAL ATLANTIC PARTNERS, LLC

                                 By: /s/ Thomas J. Murphy
                                 ------------------------
                                 Thomas J. Murphy
                                 Attorney-in-Fact


                                 GENERAL ATLANTIC PARTNERS 26, L.P.

                                 By: General Atlantic Partners, LLC
                                     its General Partner

                                     By: /s/ Thomas J. Murphy
                                     ------------------------
                                     Thomas J. Murphy
                                     Attorney-in-Fact


                                 GENERAL ATLANTIC PARTNERS 50, L.P.

                                 By: General Atlantic Partners, LLC
                                     its General Partner

                                     By: /s/ Thomas J. Murphy
                                     ------------------------
                                     Thomas J. Murphy
                                     Attorney-in-Fact


                                 GAP COINVESTMENT PARTNERS, L.P.

                                 By: General Atlantic Partners, LLC
                                     its General Partner

                                     By: /s/ Thomas J. Murphy
                                     ------------------------
                                     Thomas J. Murphy
                                     Attorney-in-Fact